Exhibit (p)(5)

Trinity Street Asset Management LLP Code of Ethics

May 2023

1 INTRODUCTION

The Code of Ethics, in conjunction with the Compliance Manual, sets forth procedures for any Access Person of Trinity Street Asset Management (“TSAM”) in complying with applicable provisions of the U.S. securities regulations.

An Access Person is a supervised person of TSAM who: (i) has access to non-public information regarding clients' purchase or sale of securities; or (ii) is involved in making securities recommendations to clients or who has access to such recommendations that are non-public.

All members of staff and individuals involved in the day to day business (“Members of Staff”) are classified as Access Persons. Due to TSAM’s structure, size and operating methodologies currently TSAM treats all Members of Staff as Access Persons.

In particular, the Code of Ethics details policies and procedures with respect to:

●	Standard of business conduct

●	Compliance with applicable U.S. securities regulations

●	Reporting of any violations of the Code of Ethics

●	Approval and disclosure of personal securities transactions

This Code of Ethics supersedes any prior codes or policies but should be read in conjunction with TSAM’s Compliance Manual.

Each member of staff is responsible for reading, understanding and consenting to comply with the Compliance Manual and Code of Ethics. TSAM will require written acknowledgement of receipt of the Compliance Manual and Code of Ethics upon the start of an individual’s association with TSAM and periodically, whether on an annual basis or upon material amendments to TSAM’s policies and procedures.

The importance of compliance with this Code of Ethics cannot be overemphasized. Failure to comply may result in fines, censures and other sanctions against TSAM and/or TSAM members of staff. Any member of staff who has or obtains knowledge of information that constitutes a violation of the Code of Ethics shall promptly notify the Compliance Officer.

2 STANDARD OF BUSINESS CONDUCT

2.1 FIDUCIARY OBLIGATION

TSAM is a “fiduciary” to TSAM’s clients and has a fundamental obligation to act in the best interests of TSAM’s clients. TSAM owes its clients a duty of undivided loyalty and utmost good faith.

TSAM staff should not engage in any activity that may represent a conflict of interest to any client, and all members of staff are expected to take steps reasonably necessary to fulfil these obligations.

TSAM is committed to providing full and fair disclosure of all material facts to TSAM’s clients and prospective clients.

In addition, no Member of Staff may, directly or indirectly, in connection with the purchase or sale of a security held or to be acquired by a client:

1.	Employ any device, scheme or artifice to defraud the client;

2.	Make any untrue statement of material fact to the client or omit to state any material fact to the client necessary to make the statements made to the client, in the light of the circumstances under which they are made, not misleading;

3.	Engage in any act, practice or course of business which operates or would operate as a fraud or deceit upon the client; or

4.	Engage in any manipulative practice with respect to the client.

2.2 CONFIDENTIAL INFORMATION

All information acquired in connection with employment by TSAM is considered confidential. This includes information regarding actual or contemplated investment decisions, portfolio composition, research, research recommendations, firm information, firm activities, client information and potential client information. All members of staff share in the responsibility of safeguarding confidential information about TSAM and its clients.

Requests for information or references regarding TSAM, current or former members of staff should be referred to the Compliance Officer. Caution should be exercised in discussing matters relating to TSAM and its clients in public places especially in the presence of anyone not connected with TSAM or not authorised by TSAM or its clients to have access to the information.

2.3 VIOLATIONS

Violations of the Code of Ethics should be promptly reported to the Compliance Officer. Violations may result in severe penalties to TSAM, supervisors and the individuals involved. It is in TSAM’s best interest to identify and mitigate any potential violation.

3 STAFF ACTIVITIES

TSAM has established policies and procedures regarding the following activities:

●	Personal securities transactions / personal account dealing

●	Personal account reporting

●	Gifts and Inducements

●	Outside business activities

●	Political contributions

In addition, TSAM has established policies and procedures in the Compliance Manual regarding use of inside information, market abuse and use of social media.

3.1 PERSONAL ACCOUNT DEALING

Members of staff of TSAM are required to obtain pre-approval from the Compliance Officer (or his delegate1) prior to undertaking any transactions in Reportable Securities, except that pre- approval is not required for transactions in the following:

1.	Purchases and sales that are non-volitional such as purchases or acquisitions arising from stock dividends, dividend reinvestments, stock splits, mergers, consolidations, tender offers or exercise of rights;

2.	Purchases or sales pursuant to an Automatic Investment Plan that has been approved by the Compliance Officer or his delegate; and

3.	Subject to compliance with Section 3.2.4 below, transactions effected in any account over which the Member of Staff has no direct or indirect influence or control (e.g., blind trust, discretionary account or trust managed by a third party) (a “Non-Control Account”), and which Non-Control Account has been approved by the Compliance Officer or his delegate.

Members of staff should note that pre-approvals will not be given if the Compliance Officer (or his delegate) considers that a transaction the subject of a request would be inappropriate; for example if the transaction could be seen as a potential conflict of interest as relating to a security that might be acquired by TSAM’s clients. One (but not the only) metric used is if the proposed transaction is of securities of an issuer whose “free float” (as defined by the MSCI in its Global Investable Market Indices Methodology) is US$2 billion or more (in which case approval will likely be denied by the Compliance Officer).

1 Head of Risk or a member of the TSAM Compliance team

In the case of the Compliance Officer pre-approval should be sought from either the TSAM CEO or Deputy CEO.

This Policy applies to any account that may hold Reportable Securities in which a Member of Staff has any direct or indirect beneficial ownership or any account maintained by or for an immediate family member, including any relative either

●	living in the member of staff’s household or

●	financially dependent on the Member of Staff.

A Member of Staff is deemed to have beneficial ownership if the Member of Staff, directly or indirectly, has or shares a direct or indirect opportunity to profit or share in any profit derived from the security. This Policy also applies to any account that may hold a Reportable Security that is maintained for any partnership, corporation or other entity in which the Member of Staff has a 25% or greater beneficial interest or in which the Member of Staff exercises effective control.

Save as specifically referred to in 3.1.1-3 above the obligation to obtain pre-approval applies to all trades in Reportable Securities (including initial public offerings and private placements).

Reportable Security means a security as defined in the Investment Advisers Act of 1940 and any derivative, commodities, options or forward contracts relating thereto, securities-based swaps, interests in limited partnerships and other private funds (including any private fund managed by TSAM or its affiliates) and shares of exchange traded funds.

Reportable Security does not include:

●	Direct obligations of the U.S. and UK government, such as treasury securities

●	Bankers’ acceptances, bank certificates of deposit, commercial paper, and high-quality short-term debt obligations, including repurchase agreements

●	Shares issued by U.S. money market funds

●	Shares of U.S. open-end registered investment companies that are not affiliated, advised or sub-advised by Trinity Street

●	Shares issued by unit investment trusts that are invested exclusively in one or more U.S. open-end registered investment companies, none of which are Clients advised or sub-advised by Trinity Street

If a Member of Staff holds a beneficial interest in securities which the member of staff feels should not be subject to the Code’s pre-approval requirements, the Member of Staff should submit a request for exemption to the Compliance Officer. Requests will be considered on a case-by-case basis.

In all transactions involving securities exempt from pre-approval, a member of staff should conform to the spirit of the Code of Ethics and avoid any activity which might appear to conflict with the interests of the firm or its clients. IF IN ANY DOUBT SEEK APPROVAL.

Trade requests must contain the following:

●	Financial Instrument
●	Buy or sell request
●	Approximate trade volume or value of transaction

The personal account transaction must be executed within 24 hours of the approval (or such longer period as the Compliance Officer or his delegate stipulates) and a copy of the broker note / trade confirmation must be given to the Compliance Officer as soon as is reasonably practicable. The Compliance Officer will keep records of all approvals and trade confirmations.

Members of staff are discouraged from frequent or excessive trading or trading in highly speculative securities or other instruments. Such trading activities are more likely to give rise to conflicts or perceived conflicts, to detract from TSAM’s clients’ investment focus and give rise to suspicion – for example, that the member of staff is trading on the basis of material non-public information (which is strictly prohibited by TSAM). Accordingly, TSAM encourages its members of staff to adopt a medium to long-term investment strategy, as opposed to a short term trading strategy.

3.2 PERSONAL ACCOUNT REPORTING

3.2.1 INITIAL AND ANNUAL HOLDING REPORTS

Every member of staff must submit to the Compliance Officer a current initial holding report of all securities at the time of commencement of employment. The initial report should:

●	Be submitted no later than 10 days after becoming a Member of Staff

●	Be current when submitted (no more than 45 days prior to the date of the report)

●	Contain the following information:

●	The title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each Reportable Security in which the member of staff has any direct or indirect beneficial ownership;

●	The name of any broker, dealer or bank with which the member of staff maintains an account in which any securities (including Non-Reportable Securities) are held for the access person's direct or indirect benefit; and

●	The date the Access Person submits the report.

The annual holdings report should be submitted to the Compliance Officer on an annual basis no later than 45 days after the end of calendar year and must be current as of the end of the calendar year. It should contain the same information as the initial holdings report.

The Compliance Officer has the responsibility to monitor the receipt of all holdings reports. The Compliance Officer will review such reports to determine that Member of Staff trades are consistent with requirements/restrictions and do not otherwise indicate improper trading activities.

3.2.2 QUARTERLY TRANSACTION REPORTS

In addition to holdings reports, every Member of Staff must submit a quarterly transaction report to the Compliance Officer. The report must include all transactions in Reportable Securities that are undertaken as well as the following information:

●	The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved

●	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition)

●	The price of the security at which the transaction was effected

●	The name of the broker, dealer or bank with or through which the transaction was effected

●	The date the access person submits the report

A Member of Staff must submit the quarterly transaction report no later than 30 days after each calendar quarter regardless of whether the member of staff undertook any transactions in Reportable Securities during the quarter.

The Compliance Officer has the responsibility to monitor the receipt of all quarterly transaction reports submitted. The Compliance Officer will review such reports to determine that member of staff trades are consistent with requirements and restrictions and do not otherwise indicate improper trading activities.

3.2.3 EXCEPTIONS FROM INITIAL AND ANNUAL HOLDINGS REPORTS AND QUARTERLY TRANSACTION REPORTS

Initial and annual holdings reports and quarterly transaction reports are not required to include holdings or transactions undertaken:

●	Pursuant to an automatic investment plan (Note: The establishment of an automatic investment plan must be pre-cleared)

●	The acceptance of stock dividends resulting from securities already owned

●	The reinvestment of cash dividends resulting from securities already owned under a dividend reinvestment program

●	Purchases effected upon the exercise of rights directly issued by a security’s issuer pro rata to all holders of a class of securities

3.2.4 EXCEPTION FROM QUARTERLY TRANSACTION REPORTS

Quarterly transaction reports are not required to include transactions undertaken in Non-Control Accounts; provided, however, that prior to relying on the reporting exception for a Non-Control Account, the Member of Staff must obtain the approval of the Compliance Officer that the account qualifies as a Non-Control Account. In connection with seeking and maintaining such approval, the Member of Staff must submit to the Compliance Officer:

(i)       an executed certification that the Member of Staff has no direct or indirect influence or control over the account at the time of the initial request for approval and annually thereafter;

(ii)      information about the relationship between the trustee or manager of the account and the Member of Staff (e.g., family member or other close, personal relationship);

(iii)     to the extent reasonably practicable, a certification from the manager or trustee of the account that the Member of Staff has no direct or indirect influence or control over the account; and

(iv)     notwithstanding the exception otherwise available under this Section, any reports (e.g., annual or periodic holdings or transactions reports) or other requirements that may be imposed by TSAM or the Compliance Officer with respect to the account.

The exception for Non-Control Accounts only applies to the quarterly transaction reporting requirement and does not apply to the requirement to submit initial and annual holdings reports.

3.2.5 NEW ACCOUNTS

Each Member of Staff must notify the Compliance Officer promptly if the Member of Staff opens any new account in which any securities are held with a broker or custodian or moves such an existing account to a different broker or custodian. With respect to any account established by the Member of Staff in which any securities were held during the previous quarter for the direct or indirect benefit of the Member of Staff, the Member of Staff must include in his or her quarterly transaction report (described above) the name of the broker, dealer or bank with whom the Member of Staff established the account; the date on which the account was established; and the date the report is submitted.

3.3 GIFTS AND INDUCEMENTS

Members of Staff should not, directly or indirectly, offer or accept gifts of more than nominal value under the circumstances from any person or firm in relation to their employment with TSAM. Members of Staff should at all times conduct themselves in such manner as to avoid the appearance of a potential conflict. Even gifts of nominal value may raise special concerns for persons associated with pension plan sponsors, including state, municipal and other governmental plans. Any gifts to persons known to be affiliated with such plans must be approved in writing by the Compliance Officer.

A “gift” is anything of value received or given, including but not limited to tickets to events, securities, lodging and travel expenses, meals, clothing, golf clubs, wine, prizes received from raffles or drawings, charitable donations in someone’s name other than the donor, and perishable items such as food. It also includes other items given in recognition of a life event such as a wedding, anniversary or birthday. Business entertainment, as discussed below, is not a gift even if it involves tickets or meals.

Gifts should only be offered or accepted where they are clearly reasonable in the circumstances. If staff are offered gifts, they should only accept the gifts if they are nominal in value under the circumstances and reasonably believes that there is no attempt to influence the individual’s judgment and the member of staff does not feel indebted or obligated in some way.

All members of staff are required to obtain pre-approval by the Compliance Officer of any gifts, inducements or entertainment offered or received that is likely to be valued over the amount of £100.

All Members of Staff are required to report to the Compliance Officer any gifts, inducements or entertainment offered or received.

3.4 BUSINESS ENTERTAINMENT

Organising or participating in occasional business lunches or dinners are permitted if the following conditions are met:

●	The host is present and sitting with those being entertained; and

●	The entertainment is not so lavish, extravagant, unique or frequent as to raise a question of impropriety.

If any of these conditions are not met (e.g., a business dinner is followed by a trip to the theatre or other entertainment), the activity is considered a gift subject to the standards outlined above.

3.5 OUTSIDE BUSINESS ACTIVITIES

Although TSAM encourages members of staff to participate actively in and provide leadership to community, charitable, and professional activities, all Members of Staff must obtain prior written approval from the Compliance Officer before taking up any paid or unpaid external charitable, political or business activities, especially if such activities are appointments as a director, officer, outside employment and/or compensation. Generally, Members of Staff may not serve as an executive officer or director or trustee of any business entity with which TSAM conducts business or in whose securities TSAM may invest without pre-approval in writing from the Compliance Officer. Members of Staff shall disclose to TSAM in writing all benefits, including monetary compensation, which they receive for such outside business activities. The Compliance Officer will maintain records of outside business activities.

3.6 POLITICAL CONTRIBUTIONS

Election laws in many jurisdictions restrict or prohibit political contributions by businesses to candidates. Accordingly, TSAM prohibits its Members of Staff from making any political contributions, from any fundraising or any political activity in the U.S., the UK or any other jurisdiction unless prior written approval has been given by the Compliance Officer (or his delegate). Any questions should be directed to the Compliance Officer.

4 RECORDKEEPING

The Compliance Officer will keep in an easily accessible place for at least five (5) years copies of this Code of Ethics and each code of ethics that at any time within the past five years was in effect; all trade confirmations, account statements, periodic statements and reports of Members of Staff or other holdings or transaction reports described herein; copies of all preclearance forms; records of violations and actions taken as a result of violations; a record of all persons, currently or within the past five years, who are or were required to make the holdings or transaction reports described herein or who are or were responsible for reviewing such reports; a record of any decision, and the reasons supporting the decision, to approve an acquisition of any securities in an initial public offering or in a private placement (for at least five (5) years after such approval was provided); and acknowledgments and other memoranda relating to the administration of this Code of Ethics. All trade confirmations, account statements and/or periodic statements of Members of Staff may be kept electronically in a computer database.

5 OVERSIGHT OF CODE OF ETHICS

Acknowledgment. The Compliance Officer will annually distribute a copy of the Code of Ethics to all Members of Staff. The Compliance Officer will also distribute promptly all amendments to the Code of Ethics. All Members of Staff are required annually to sign and acknowledge their receipt of this Code of Ethics by signing a form of acknowledgment as may be approved by the Compliance Officer.

With respect to any registered investment company (or series thereof) for which TSAM serves as investment adviser or subadviser, no less frequently than annually, the Compliance Officer shall submit a written report to the board of directors/trustees of such company (i) describing any issues arising under this Code of Ethics or procedures since the last report to the board, including information about material violations of the Code of Ethics or procedures, and the sanctions imposed in response to the material violations, and (ii) certifying that TSAM has adopted procedures reasonably necessary to prevent Members of Staff from violating this Code of Ethics.

Sanctions. TSAM’s management, with advice of legal counsel, at their discretion, will consider reports made to them and upon determining that a violation of this Code has occurred, may impose such sanctions or remedial action as they deem appropriate or to the extent required by law. These sanctions may include, among other things, disgorgement of profits, suspension or termination of employment and/or criminal or civil penalties.

Authority to Exempt Transactions. The Compliance Officer has the authority to exempt any Member of Staff or any personal securities transaction of a Member of Staff from any or all of the provisions of this Code of Ethics if the Compliance Officer determines that such exemption would not be against any interests of a client and would be in accordance with applicable law. The Compliance Officer will prepare and file a written memorandum of any exemption granted, describing the circumstances and reasons for the exemption.

6 CONFIDENTIALITY

All reports of personal securities transactions and any other information filed pursuant to this Code of Ethics will be treated as confidential to the extent permitted by law.